                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2003

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                   5th Floor
                            Minami Ikebukuro 1-16-15
                                Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                     Japan
                ------------------------------------------------
                    (Address of principal executive offices)

                         Commission File Number 0-30530


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]      Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1. CRAYFISH ANNOUNCES OPERATING RESULTS FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2003 (FY03). PRESS RELEASE DATED NOVEMBER 13, 2003.

2. FY2003 ANNUAL FINANCIAL RESULT (NON-CONSOLIDATED). [ENGLISH TRANSLATION] PRESS RELEASE DATED NOVEMBER 13, 2003.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Crayfish Co., Ltd.
                                _________________________________________
                                                (Registrant)

                                By          /s/ Kazuhiko Muraki
                                   ______________________________________
                                                (Signature)
                                   Kazuhiko Muraki
                                   President and Representative Director

Date: November 13, 2003

                                                                CONTACT IN JAPAN
(CRAYFISH LOGO)
                                                              Crayfish Co., Ltd.
                                                                 Kazuhiko Muraki
                                                         Chief Executive Officer
                                                               ir@crayfish.co.jp
                                                                 +81-3-5951-7192


                    CRAYFISH ANNOUNCES OPERATING RESULTS FOR
                 THE FISCAL YEAR ENDED SEPTEMBER 30, 2003 (FY03)

--------------------------------------------------------------------------------
Tokyo/New York, November 13, 2003 - Crayfish Co., Ltd. (NASDAQ: CRFH; MOTHERS:
4747) (hereinafter "Crayfish" or the "Company"), a provider of e-mail hosting services (trademark "DESKWING") and other Internet-related services for small and medium-sized enterprises, today announced the results of its operations for fiscal year ended September 30, 2003. All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States for financial information.
--------------------------------------------------------------------------------


FISCAL YEAR ENDED SEPTEMBER 30, 2002 FINANCIAL HIGHLIGHTS

For the Year Ended September 30, 2003 and 2002

------------------------------------------------------------------------------------------------------------
                                                           (JPY)             (JPY)                (US$)
                                                          FY2003             FY2002               FY2003
                                                        (UNAUDITED)        (Audited)           (UNAUDITED)
------------------------------------------------------------------------------------------------------------
  REVENUE                                                    1,772              2,945             13,681
  INCOME FROM OPERATIONS                                       563              1,331              5,050
  NET (LOSS) INCOME                                           (228)             1,338             (2,044)
------------------------------------------------------------------------------------------------------------
  NET INCOME (LOSS) PER SHARE - BASIC                   (22,192.15)        130,460.70            (199.16)
                         - DILUTED                      (22,187.82)        130,346.30            (199.12)
------------------------------------------------------------------------------------------------------------

Notes:
1.   In millions of yen and thousands of U.S. dollars except per share data.
2. U.S. dollar amounts have been translated at the rate of JPY 111.43 = US$1, the spot rate of the Federal Reserve Bank in the U.S. on September 30, 2003.

4Q/FY03 IN REVIEW

HIGHLIGHTS OF THE COMPANY'S OPERATING RESULTS AND ACTIVITIES DURING 4Q/FY03 ARE AS FOLLOWS:

-    BEGIN TO MARKET HARDWARE
-    ESTABLISH NEW SUBSIDIARY
-    DECLINING DESKWING SUBSCRIBER CANCELLATIONS


BEGIN TO MARKET HARDWARE
As part of the Company's goal to market a wide array of IT product and services to small and medium sized enterprises, the Company began to market PC hardware for Japanese small and medium sized enterprises from September 1, 2003. Affiliates of Hikari Tsushin, Inc. provide marketing support to the Company. The Company projects revenues from the new business of JPY 100 million in the next fiscal year ending September 30, 2004.


ESTABLISH NEW SUBSIDIARY
Since March 2003, the Company has conducted Internet advertising space business as part of its effort to increase earnings. In connection with the start of Internet advertising space business, the Company established a new subsidiary -- Cyber Joy, Inc. ("Cyber Joy"). Cyber Joy will conduct sales of Internet advertising space, and the Company projects the sales of Cyber Joy to reach JPY50 million for its first fiscal year ending in September 2003.


DECLINE IN DESKWING SUBSCRIBER CANCELLATIONS
During 4Q/FY 2003, the Company acquired a total of 70 new DESKWING subscribers, a decrease of 22.2% from 90 in 4Q/FY 2002 and a decreased of 15.7% from 83 in 3Q/FY 2003. Cancellations during 4Q/FY 2003 declined to 645, a decrease of 78.5% from 2,999 in 4Q/FY2002 and 23.6% from 844 in 3Q/FY 2003.

        ----------------------------------------------------------------------------------------------
                                 4QFY03          3QFY03         2Q/FY03         1Q/FY03        4Q/FY02
        ----------------------------------------------------------------------------------------------
        New                          70              83              59              54             90
        ----------------------------------------------------------------------------------------------
        Cancelled                   645             844           1,230           2,202          2,999
        ----------------------------------------------------------------------------------------------
        Quarter-End Balance       8,209           8,784           9,545          10,716         12,864
        ----------------------------------------------------------------------------------------------


UNAUDITED FINANCIAL RESULTS FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2003

* Results for 4Q/FY03 (presentation slides) will be available on the Company's website (http://www.crayfish.co.jp/eng/ir.html) from November 17, 2003. In addition, the Company will hold an earnings call in the morning (United States, EST) on the same day regarding results for 4Q/FY03 and the Company's mid-term and long-term strategy. If you would like to join the call, please e-mail to ir@crayfish.co.jp and include the words "Earnings Call" in the e-mail message subject header.


REVENUE
Total revenues in FY2003 were JPY1,772 million, down 39.8% from JPY2,945 million in FY2002. The decrease in total revenues was mainly attributable to a decline in the number of subscribers.

COSTS OF REVENUE
Total cost of revenues for FY2003 increased 2.2% to JPY650 million from JPY636 million in FY2002. The increase in cost of revenue is mainly attributable to the increase in cost of revenue from new businesses.


GROSS PROFIT
The Company recorded gross profit of JPY1,122 million in FY 2003, a 51.4% decrease from JPY2,309 million in FY2002. The decline in revenue from DESKWING reflects decrease in gross profits.


OPERATING EXPENSES
Total operating expenses in FY2003 declined by 42.7% to JPY560 million from JPY978 million in FY2002. The decline is mainly attributable to decrease in SG&A expense and net loss on disposal of property and equipment.

Selling, general and administrative expense (SG&A) decreased to JPY512 million in FY2003, down 36.5% from JPY806 million in FY2002. The decrease in SG&A expense is mainly due to decrease in salaries as a result of outsourcing call-center operations to CalltoWeb, Inc, and decline in depreciation in connection with the sales of fixed assets, as were announced on November 14, 2002.


INCOME FROM OPERATIONS
As a result of the aforementioned factors, the Company recorded an income from operation of JPY563 million in FY2003. This figure compares with income of JPY1,331 million in FY2002. The 57.7% decline in income from operations from FY2003 to FY2002 is attributable to a decrease in revenue.


NET INCOME
In FY2003, the Company posted net loss of JPY 228 million. The net loss is mainly due to expenses recognized in accordance with the agreement regarding the settlement of all pending class actions, as was announced on August 8, 2003. This figure compares with net income of JPY1,338 million in FY2002.


BUSINESS OUTLOOK

The Company will continue to aim to achieve positive results by operational improvements, strengthening marketing and providing products and services to address the needs of small and medium sized enterprises in Japan.

The Company will continue to aim to stabilize profit by reducing cancellation rates in its server business including DESKWING by increasing customer satisfaction levels. The Company will continue to expand software business by marketing and providing products and services in software business. For the Internet advertising space business, the Company has established a wholly owned subsidiary, Cyber Joy, to market and sell Internet advertising space. The Company will aim to expand profit by increasing the number of partners providing Internet advertising space and increasing sales of Internet advertising space through Cyber Joy. The Company is also creating advertising media for the Internet.

By the above strategy, and taking into consideration litigation settlement fees and the previously announced capital reduction, the Company forecasts JPY 1,500 million of total revenue, JPY 200 million of ordinary income, and JPY 180 million of net loss for Fiscal Year 2004 in accordance with Japan GAAP. There is no material difference between Japan GAAP and the U.S. GAAP in accounting treatment applied to financial projections of the Company.


COMPANY INFORMATION

The Company was incorporated in Japan on October 16, 1995 for the purpose of engaging in business related to information technology. The Company's main operation is to provide e-mail hosting services (trademark "DESKWING") to small and medium-sized enterprises. DESKWING hosting service provides customers with e-mail addresses with their own domain extensions.


CORPORATE HEADQUARTERS:

Crayfish Co., Ltd.
5th Floor, Minami Ikebukuro 1-16-15
Minami Ikebukuro
Toshima-ku, Tokyo 171-0022 Japan
Tel: 81-3-5951-7192


SAFE HARBOR

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These forward-looking statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent Form 20-F and other filings with the U.S. Securities and Exchange Commission and include, without limitation, (i) competition from other providers in the Japanese email and web-hosting market; (ii) Crayfish's limited operating history; (iii) failure to maintain the reliability and security of its services; (iv) Crayfish's ability to maintain and expand its customer base; (v) an unforeseen decline in earnings as a result of an unforeseen decline in Crayfish's customer base; (vi) an unforeseen change in the prices of the Company's services in response to changes in market demand for its services; (vii) an unforeseen decline in earnings as a result of corporate changes carried out by major shareholders of Crayfish;
(viii) an unforeseen change in the technology underlying its products and services; and (ix) market acceptance of new products and services.

The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the

Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States for interim financial information.

                               CRAYFISH CO., LTD.
                            CONDENSED BALANCE SHEETS
                                 (in thousands)

                                                                 September 30, 2003       September 30, 2002
                                                                     (Unaudited)               (Audited)
                                                               -----------------------    ------------------
                                                               US$ (Note3)      JPY              JPY
                                                               -----------   ---------    ------------------
ASSETS
Current assets:
  Cash and cash equivalents                                       17,332     1,931,316       16,412,076
  Time deposit in banks                                            1,795       200,000          200,000
  Accounts receivable, net of allowance for doubtful accounts        294        32,799           14,751
  Accounts receivable due from related parties                       748        83,328           21,436
  Deposit paid for litigation settlement                           7,019       782,081               --
  Prepaid expense and other current assets                           464        51,708           61,017
                                                                  ------     ---------       ----------
     Total current assets                                         27,652     3,081,232       16,709,280
                                                                  ------     ---------       ----------
Property and equipment, net of accumulated depreciation              175        19,529          159,390
Deposits paid for rental offices                                       4           500            4,630
Deposits paid for rental offices due from related parties             16         1,789           24,751
Deposit for subscription of equity stock                              90        10,000               --
Other assets                                                           2           227           16,851
                                                                  ------     ---------       ----------
     Total assets                                                 27,939     3,113,277       16,914,902
                                                                  ------     ---------       ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                 1,394       155,287           74,160
  Accounts payable due to related parties                            226        25,237            9,110
  Accrual for litigation settlement                                7,019       782,081               --
  Consumption tax payable                                             --            --           88,819
  Deferred initial contract fees                                       2           251            4,004
  Accrued liabilities and other current liabilities                  292        32,579           22,009
                                                                  ------     ---------       ----------
     Total current liabilities                                     8,933       995,435          198,102
                                                                  ------     ---------       ----------
Common stock                                                       3,798       423,219        8,060,325
Additional paid-in capital                                            --            --        6,734,094
Retained earnings, since October 1, 2001                          15,208     1,694,623        1,922,381
                                                                  ------     ---------       ----------
  Total shareholders' equity                                      19,006     2,117,842       16,716,800
                                                                  ------     ---------       ----------
  Total liabilities and shareholders' equity                      27,939     3,113,277       16,914,902
                                                                  ======     =========       ==========

                               CRAYFISH CO., LTD.
                         CONDENSED STATEMENTS OF INCOME
                      (in thousands, except per share data)


                                                   Three months ended September 30,         Twelve months ended September 30,
                                               ---------------------------------------  ----------------------------------------
                                                 2003 (Unaudited)     2002 (Unaudited)     2003 (Unaudited)       2002 (Audited)
                                               --------------------   ----------------  ----------------------    --------------
                                                 US$          JPY           JPY           US$           JPY             JPY
                                               -------      -------   ----------------  -------      ---------    --------------
                                               (Note3)                                  (Note3)

Revenue from third parties                      3,560       396,694       533,909       13,681       1,524,498       2,936,291
Revenue from related parties                      644        71,746         9,069        2,220         247,420           9,069
Cost of revenue                                 1,823       203,157       156,006        5,829         649,620         636,174
                                                -----       -------       -------       ------       ---------       ---------
Gross profit                                    2,381       265,283       377,903       10,072       1,122,298       2,300,117
                                                -----       -------       -------       ------       ---------       ---------
Operating expenses:
  Selling, general and administrative
   expense                                      1,442       160,597       147,345        4,591         511,581         806,258
  Research and development                         --            --         7,403            4             500          51,031
  (Gain) loss on disposal of property
   and equipment, net                              18         2,058          (372)         212          23,583          97,050
  Expenses related to litigation                   64         7,113        12,839          215          23,908          23,845
                                                -----       -------       -------       ------       ---------       ---------
     Total operating expenses                   1,524       169,768       167,215        5,022         559,572         978,184
                                                -----       -------       -------       ------       ---------       ---------
(Loss) income from Operations                     857        95,515       210,688        5,050         562,726       1,321,933

Other income (expense):
  Interest income, net                              1            52           219            3             340           2,667
  Foreign exchange (loss) gain, net                 2           235            62            2             235          (3,357)
  Gain on sale of long-term investments                          --            --           --              --           9,975
  Gain on sale of investment in an affiliate                     --            --           --              --          32,646
  Expense for litigation settlement                --            --            --       (7,019)       (782,081)             --
  Other, net                                     (121)      (13,466)      (11,654)         (69)         (7,768)        (31,389)
                                                -----       -------       -------       ------       ---------       ---------
Income before provisions for income taxes         739        82,336       199,315       (2,033)       (226,548)      1,332,475
Provisions for income taxes                         3           302           950           11           1,210           3,800
                                                -----       -------       -------       ------       ---------       ---------
Net income (loss)                                 736        82,034       198,365       (2,044)       (227,758)      1,328,675
                                                =====       =======       =======       ======       =========       =========


                                                 US$         JPY           JPY        US$          JPY             JPY
                                               ------      --------     ---------   -------     ----------     ----------
Net income (loss) per share-basic               71.70      7,989.29     20,221.68   (199.16)    (22,192.15)    130,460.70
  - diluted                                        --            --     20,211.83   (199.12)    (22,187.82)    130,346.30
Shares used in per share calculation-basic     10,268        10,268        10,258    10,263         10,263         10,254
  - diluted                                        --            --        10,263    10,265         10,265         10,263

                               CRAYFISH CO., LTD.
                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                  Twelve months ended September 30,
                                                            ---------------------------------------------
                                                                  2003 (Unaudited)         2002 (AUDITED)
                                                            --------------------------     --------------
                                                            US$ (NOTE 3)        JPY             JPY
                                                            ------------   -----------     --------------
Cash flows from operating activities:
Net (loss) income                                              (2,044)        (227,758)       1,337,744
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation and amortization                                   376           41,940          136,932
  Loss on sale and disposal of property and equipment             212           23,583           97,050
  Allowance for doubtful accounts                                   8              920            1,287
  Gain on sale of long-term investments                            --               --           (9,975)
  Gain on sale of investment in an affiliate, net                  --               --          (32,646)
  Changes in operating assets and liabilities:
    Accounts receivable                                          (726)         (80,860)          (6,759)
    Prepaid expenses and other current assets                      84            9,309          322,318
    Other assets                                                   --               (1)           4,601
    Accounts payable                                              874           97,404          (98,063)
    Consumption tax payable                                      (797)         (88,819)          88,819
    Deferred initial contract fees                                (34)          (3,753)          (5,552)
    Accrued liabilities and other current liabilities              95           10,570          (58,293)
                                                             --------      -----------       ----------
        Net cash provided by operating activities              (1,952)        (217,465)       1,777,463
                                                             --------      -----------       ----------
Cash flows from investing activities:
Proceeds from sale of investment in an affiliate                   --               --          160,020
Proceeds from sale of property and equipment                      858           95,585           10,484
Proceeds from sale of investment in equity securities              --               --           43,225
Payment for subscription of equity stock                          (90)         (10,000)              --
Acquisition of property and equipment                             (41)          (4,622)         (36,681)
Deposits returned                                                 243           27,092           26,255
                                                             --------      -----------       ----------
        Net cash provided by investing activities                 970          108,055          203,303
                                                             --------      -----------       ----------
Cash flows from financing activities:
Principal payments on capital leases                               (1)            (150)            (139)
Proceeds from exercise of stock options                            36            4,000            2,250
Cash distribution to shareholders with capital reduction     (129,007)     (14,375,200)              --
                                                             --------      -----------       ----------
        Net cash provided by (used in) financing activities  (128,972)     (14,371,350)           2,111
                                                             --------      -----------       ----------
Net (decrease) increase in cash and cash equivalents         (129,954)     (14,480,760)       1,982,877
Cash and cash equivalents at beginning of period              147,286       16,412,076       14,429,199
                                                             --------      -----------       ----------
Cash and cash equivalents at end of period                     17,332        1,931,316       16,412,076
                                                             ========      ===========       ==========
Supplemental Cash Flows Information:
  Cash paid for:                                                US$            JPY              JPY
                                                             --------      -----------       ----------
    Income taxes                                                   33            3,653              531
    Interest                                                       --               10               21

                        NOTES TO THE FINANCIAL STATEMENTS


1.   BUSINESS ORGANIZATION AND RESTRUCTURING

NATURE OF OPERATIONS

Crayfish Co., Ltd. (the "Company") was incorporated in Japan on October 16, 1995. The Company provides e-mail hosting services ("Deskwing") to small and medium-sized businesses in Japan. The Deskwing hosting service provides customers with e-mail addresses with their own domain extensions (see "Risk of business concentration" in Note 2).


DISCONTINUED OPERATIONS AND BUSINESS RESTRUCTURING

At the June 20, 2001 special shareholders' meeting, shareholders approved the election of new management of the Company. This management performed a strategic review of business operations, and on July 25, 2001, announced a "Business Revival Plan" (the "Plan") to restructure the Company. Historically, the Company had operated as three separate segments for management and financial reporting purposes. In accordance with the Plan, the Company discontinued its "Other Hosting Services" and "Systems Development Services" segments, leaving only its "Deskwing Hosting Services" segment. In addition, the Company terminated several ongoing research and development projects.
     All restructuring activities under the Plan were completed and all liabilities and costs incurred under the Plan were settled by September 30, 2001 and, accordingly, shareholders at the regular shareholders' meeting held on December 20, 2001 approved, pursuant to the Commercial Code of Japan (the "Code"), elimination of the accumulated deficit of JPY12,071,756 thousand as of September 30, 2001, as recorded in the statutory book of accounts, transferring JPY12,071,576 thousand of additional paid-in capital ("APIC") and JPY180 thousand of legal reserve. As a result, the entire accumulated deficit as of October 1, 2001 recorded in the statutory book kept under accounting principles generally accepted ("GAAP") in Japan ("Japan GAAP") was eliminated. As a result of differences between U.S. GAAP and Japan GAAP, the accumulated deficit under U.S. GAAP as of September 30, 2001 was JPY584,637 thousand less than that based on Japan GAAP, mainly due to the accounting for stock issuance costs. Stock issuance costs are deducted from APIC under U.S. GAAP whereas they are expensed as incurred under Japan GAAP. Therefore, the transfer of APIC and legal reserve to the accumulated deficit account resulted in retained earnings of JPY584,637 thousand which will be carried forward under U. S. GAAP.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company maintains its records and prepares its financial statements in accordance with Japan GAAP. Certain adjustments and reclassifications, including those relating to stock compensation expenses, accounting for leases and accrual of certain expenses, and impairment of long-lived assets have been incorporated in the accompanying financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory accounts.
     Accounts denominated in foreign currencies have been re-measured into Japanese yen, the Company's functional currency. Foreign currency gains and losses from re-measurement, which have been insignificant to date, are included in the statements of income.

FINANCIAL INSTRUMENTS

Cash equivalents are highly liquid investments with original maturities of three months or less as of the date of purchase. Investments, which consist of time deposits, and money management funds invested in bonds, are recorded at cost, which approximates market value.
     The amounts reported for cash equivalents, receivables and other financial instruments are considered to approximate fair values based upon comparable market information available at the respective balance sheet dates and their short-term nature. Financial instruments that potentially subject the Company to concentrations of credit risk comprise principally cash, investments and accounts receivable. The Company maintains its cash balances at financial institutions and has not experienced any material losses relating to such instruments. The Company invests its excess cash in accordance with an investment policy which authorizes the investment of excess cash in money market funds and time deposits. Concentration of credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company's customer base.


DERIVATIVE FINANCIAL INSTRUMENTS

Effective October 1, 2000, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 133. In accordance with SFAS No 133, derivative instruments are measured at their fair value on the balance sheet, and changes in the value of derivative financial instruments are recognized in current earnings or other comprehensive income depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of transaction. Derivative financial instruments are, when necessary, utilized by the Company to manage risk exposure to movements in foreign exchange rates. The Company does not hold derivative financial instruments for trading purposes.
     The Company has not entered into any derivative contracts since August 2000 and at September 30, 2002 and 2003, the Company had no outstanding derivative contracts.


FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments" requires disclosures of the fair value of financial instruments, including both assets and liabilities recognized and not recognized in the Company's balance sheet. The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Considerable judgments is required in estimating fair values and the estimates presented are not necessarily indicative of the amounts the Company could realize in a current market exchange.


PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization for property and equipment is provided using the straight-line method over the estimated useful lives of the respective assets, which are generally three years for office equipment, leasehold improvements and purchased software. Depreciation for capitalized leases is provided using the straight-line method over the shorter of the estimated useful lives of the respective assets or the remaining lease term. Maintenance and repairs are charged to expense as incurred. Major repairs and improvements, which extend the lives of the related assets, are capitalized and depreciated at applicable straight-line rates.

LONG-LIVED ASSETS

Whenever circumstances indicate, the Company assesses the recoverability of long-lived assets by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows of the long-lived assets. The amount of impairment, if any, is measured based on projected discounted future operating cash flow and is recognized as a write-down of the asset to a net realizable value.


RISKS AND UNCERTAINTIES

Business Concentration:

As discussed above in "Nature of Operations" in Note 1, the Company previously had three main businesses generating revenue and, currently, the Company concentrates its resources only on its Deskwing hosting service. The Company has developing several businesses such as computer software sales and marketing and Internet advertising space business but most revenue for the forth quarter and the year ended September 30, 2003 still came from the Deskwing hosting service.


Cash Concentration:

At September 30, 2003, the Company maintains JPY2,131 million ($119,127 thousand) in banks including a JPY200 million ($1,795 thousand) time deposit with a maturity of greater than three months, which represented 68.5% of total assets of the Company. The Deposit Insurance Corporation of Japan, a government agent, guarantees up to JPY10 million and its related unpaid interest, for time deposits starting from April 1 2002 and for savings and checking accounts starting from April 1, 2005, which was originally announced to be effective April 1, 2003. Amounts in excess of this guaranteed amount are not insured or guaranteed.


REVENUE RECOGNITION

The Deskwing hosting service is provided based on one-year contractual rates per customer domain name for the first-time customer. At the end of the first year, the contract is automatically extended, but can be cancelled by the customer anytime with a two-month advance notice. The first month subscription fee is collected together with the second month fee at the beginning of the second month and, thereafter, the monthly fee is collected at the beginning of each month. Revenues are recognized on a monthly basis over the contract period for each customer domain name covered by a valid contract, beginning when the initial subscription fee is collected. Cancellation fees are recognized when received, provided all obligations under the contract have been fulfilled. The Company receives initial contract fees related to the Deskwing hosting services from its first-time customers, which are deferred as received and recognized over an estimated service term of 17 months.

The Company performs on-going credit evaluations of its customers' creditworthiness and does not require collateral. The Company maintains allowances for potential credit losses and such losses have been within management's expectations.


STOCK-BASED COMPENSATION

As permitted by SFAS No. 123, "Accounting for Stock-based Compensation", the Company has elected to account for its stock-based compensation arrangements in accordance with APB No. 25, "Accounting for Stock Issued to Employees". Under this method, the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the stated exercise price of the award is recognized as deferred stock-based compensation cost which is amortized over the vesting period of the award.

ADVERTISING AND PROMOTIONAL COSTS

The Company expenses advertising and promotional costs as they are incurred.


COMPUTATION OF EARNINGS PER SHARE

The Company calculates earnings per share in accordance with SFAS No.128, "Earnings Per Share". Basic earnings per share is calculated by dividing net earnings available to common shares by average common shares outstanding. Diluted earnings per share is calculated similarly, except that it includes the dilutive effect of the assumed exercise of securities, including the effect of the shares issuable under the Company's incentive plans when the Company earned net earnings. When the Company incurs net losses, options and warrants are not included in the computation of diluted earnings per share, as such options and warrants would be considered antidilutive. The effect of the assumed exercise of options and warrants that would have potentially diluted basic income or loss per share for the three months and the twelve months ended September 30, 2003 were none and three shares, respectively.


COMPREHENSIVE INCOME

The Company accounts for comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 established standards for the reporting and presentation of comprehensive income and its components (other comprehensive income) in the financial statements. The Company has had no amounts categorized as other comprehensive income since its inception.


USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


RECLASSIFICATIONS

Certain prior forth quarter amounts in the financial statements have been reclassified to confirm with the current fourth quarter presentation. These reclassifications had no effect on reported earnings.


3.   U.S. DOLLAR AMOUNTS

U.S. dollar amounts presented in the accompanying financial statements are included solely for the convenience of the reader, using the spot rate of the Federal Reserve Bank in the U.S. at September 30, 2003, which was JPY 111.43 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.


4.   LITIGATION

On and after September 8, 2000, class actions were filed in the United States District Court for the Southern District of New York against (i) the Company,
(ii) its CEO at the time, (iii) its underwriters Morgan Stanley Dean Witter, Nomura Securities International Inc. and Merrill Lynch &

Co. and (iv) Hikari Tsushin, Inc. The complaints included allegations that, during the course of its March 8, 2000 public offering of American Depositary Shares, the Company violated U.S. securities law by making inaccurate and misleading statements. The complaints included related allegations against the other defendants based on U.S. securities law. Eleven class actions were initially filed. On September 26, 2001, the court entered an order consolidating all eleven actions and appointed lead plaintiff and lead counsel for the plaintiffs. On June 4, 2002, the court entered an order appointing a new lead plaintiff and new lead counsel for the plaintiffs. A consolidated amended class action complaint was served and filed on July 19, 2002.
     The Company negotiated with the plaintiffs and all parties have entered into a memorandum of understanding regarding the settlement of the class actions, subject to the execution of a final settlement agreement and approval by the Court. The executed memorandum of understanding was received by the Company from its litigation counsel on the morning of June 7, 2003 (Japan Time).
     Pursuant to the memorandum of understanding, defendants in the class actions, Crayfish, Hikari Tsushin, Inc., and Isao Matsushima, the Company's CEO at the time of the Company's public offering, have reached a settlement with the plaintiffs to settle and discontinue all pending class actions for (JPY782,081 thousand) . This amount has been paid by the Company into an escrow account for expected future payment.
     This settlement will not become final until approved by the court after notice and hearing by the Court.


5.   CAPITAL REDUCTION WITH CASH DISTRIBUTION

The shareholders, at an extraordinary shareholders' meeting held on July 31, 2003, approved a distribution of cash to the Company' shareholders in connection with reduction of common stock and additional paid-in capital pursuant to Japanese Commercial Code. In the light of factors including present conditions; the size of its business at present or anticipated future, margin of safety and operational efficiency, the Company has concluded that it has excessive amount of funds in comparison with the appropriate level for the size of its business. The total cash distribution was JPY 14,375,200 thousand ($129,007 thousand) and the reduction of capital was effective on September 9, 2003. Amount to be reduced in common stock and additional paid-in capital are JPY7,495,640 thousand ($67,268 thousand) and JPY6,879,560 thousand ($61,739 thousand), respectively, based on Japan GAAP. As discussed in note 1, APIC under Japan GAAP is different from that under U.S. GAAP. Based on U.S. GAAP, amount to be reduced in common stock and additional paid-in capital were JPY7,639,106 thousand ($68,556 thousand) and JPY6,736,094 thousand ($60,451 thousand), respectively.


6.   SUBSEQUENT EVENT

The Company listed American Depositary Shares ("ADR") on Nasdaq on March 8, 2000. The Company delists from Nasdaq effective on November 24, 2003 and terminates its ADR program on the same day.

                              [English Translation]

[Note: This English translation of the "FY2003 Annual Financial Result" (the original document is written in the Japanese language) is provided for the convenience of English readers. This English translation may differ from the original Japanese document.]

                FY2003 Annual Financial Result (Non-consolidated)

                                                               November 13, 2003

Company Name: Crayfish Co., Ltd.            Stock Exchange Listings: Tokyo Stock
                                                              Exchange (Mothers)

Code Number: 4747                                 Location of head office: Tokyo
(URL http://www.crayfish.co.jp)

Representative: Kazuhiko Muraki, Representative Director and President

Contact Person: Fumio Komatsubara, Director and Chief Financial Officer
                                                             TEL: 81-3-5954-7555
Meeting of Board of Directors for Approval of FY2003 annual financial results:
                                                               November 13, 2003
Adoption of Interim Dividends Policy: Yes

Date of ordinary shareholders' meeting: December 19, 2003

Adoption of Unit Shares Policy: No

Name of Parent Company: Hikari Tsushin, Inc. (Code Number: 9435)
                              Percentage of shares held by parent company: 81.9%

Application of U.S. GAAP: No

1.   Results of FY2003 annual period (October 1, 2002 through September 30,
     2003)

(1)  Operating Results          (Amounts less than one million yen are omitted.)

                                        Net Sales                 Operating Income                Ordinary Income
                                -----------------------        -----------------------        -----------------------
                                (millions of yen)    %         (millions of yen)    %         (millions of yen)    %
FY 2003                              1,768        -39.9                611       -59.4               594        -58.9
FY 2002                              2,939        -44.9              1,505          --             1,445           --

                                        Net Income (loss)   Net Income      Net Income to   Ordinary Income   Ordinary Income
                                           Per Share -      Per Share -     Shareholders'       to Total        to Net Sales
                    Net Income (loss)         Basic           Diluted       Equity ratio     Capital ratio         ratio
                  --------------------- ------------------ --------------- ---------------- ----------------- -----------------
                  (millions of yen)  %       (yen)             (yen)             %                 %                %
FY 2003                (232)        --    (22,612.17)           --             -2.5               5.9             -33.6
FY 2002               1,337         --    130,478.79            --              8.3               8.9              49.2

(Note)
1.   Investment profit/loss using the equity method: FY2003 N/A    FY2002 N/A
2.   Average number of shares issued and outstanding in each period: FY 2003
     10,265 shares    FY 2002 10,254 shares
3.   Change in accounting policy: None
4. For net sales, operating income, ordinary income and net income, percentages indicate changes from previous period.


(2)  Dividends



                                                                                                               Ratio of
                                      Annual Dividend per Share                                              dividends to
                               -------------------------------------------    Total Amount      Dividend     Shareholders'
                                                  Interim         Year-end       (Annual)      payout ratio      equity
                                                  -------         --------    ------------     ------------  -------------
                               (yen)               (yen)            (yen)     (millions of          %              %
                                                                                   yen)
FY 2003                          0                   0                  0          --              --             --
FY 2002                          0                   0                  0          --              --             --

(3)  Financial position         (Amounts less than one million yen are omitted.)

                                                                           Shareholders' Equity     Shareholders' Equity
                              Total Assets         Shareholders' Equity            Ratio                  Per Share
                            -----------------      --------------------    --------------------     --------------------
                            (millions of yen)       (millions of yen)                %                     (yen)
FY 2003                            3,129                 2,137                      68.3                 208,180.98
FY 2002                           16,934                16,740                      98.9               1,631,986.38

(Note 1) Shares issued and outstanding at the end of each period: FY2003 10,268
shares    FY2002 10,258 shares

(Note 2) Treasury stock at the end of each period: FY2003 0 share
FY2002 0 share

(4)  Cash Flows                 (Amounts less than one million yen are omitted.)

                                                                                                       Cash and Cash
                                                                                                   Equivalents at the end
                         Operating Cash Flows     Investing Cash Flows     Financing Cash Flows          of period
                         --------------------     --------------------     --------------------    ----------------------
                           (millions of yen)       (millions of yen)        (millions of yen)        (millions of yen)
FY 2003                           -219                     109                    -14,371                   1,931
FY 2002                          1,839                     140                          2                  16,412

2.   Earning projections for FY 2004 (Oct. 1, 2003 through Sep. 30, 2004)

                                                                                        Annual dividends per share
                                                                                       ----------------------------
                           Net Sales         Ordinary Income         Net Income        Interim    Year-end
                       -----------------     -----------------    -----------------    -------    --------
                       (millions of yen)     (millions of yen)    (millions of yen)     (yen)       (yen)     (yen)
Interim                       700                 100                   90                0          --        --
Annual                      1,500                 200                  180               --           0         0

(Reference) Projected net income per share for FY 2004 17,530.19 yen

(Note) Earnings projections are based upon information currently available to us. Earnings projections involve a number of risks and uncertainties and actual results may materially differ from earnings projections discussed herein. Investors should not base their investment decisions on these earnings projections. Because the Company has established a subsidiary in October 1, 2003, Cyber Joy, Inc., the company will provide consolidated financial statement from fiscal year 2004. For consolidated earning projections and details regarding the above projections please see P9.

1. STATE OF BUSINESS GROUP

                                                                      Voting right
                                                                    ----------------
        Name           Address        Capital        Business        Own       Owned         Relation        Memo
----------------    -----------    -------------   -----------      -----     -------    ---------------   -------
                                   (Million yen)                     (%)        (%)

(Parent company)
                                                                                           One of the
Hikari Tsushin,     Toshima-ku,                   Information                               corporate
Inc                 Tokyo            53,284        technology        --        81.9       auditors is an
                                                     service                   (0.4)       employee of      (Note)
                                                    business                              Hikari Tsushin,     1,2
                                                                                              Inc.

(Note) 1. (0.4) means indirect shareholdings

(Note) 2. Hikari Tsushin also files a Security Report

2.   MANAGEMENT POLICY

(1)  Basic management policy

     The Company's basic policy is to provide to Japanese small and medium-sized enterprises ("SME") a wide variety of IT functions by providing its core hosting service DESKWING as well as software sales and Internet advertising services. Unlike larger Japanese corporations, many of the Company's Japanese SME target customers have little or no experience with using IT to improve operations. The Company aims to contribute to society by promoting IT.

(2)  Basic policy on the appropriation of earnings

     Returning profits to shareholders is an important objective of the Company. The Company has incurred a net loss for this fiscal year due to litigation settlement expenses, and accordingly, has not declared a dividend for this fiscal year. The Company will continue to aim to increase retained earnings to maximize shareholder value.

(3)  Policy regarding reducing share trading lot

     While the Company recognizes that reducing share trading lot size is an effective practice, the method or time of such a reduction has not yet been determined.

(4)  Objective management index

     While revenue has been declining due to a decline in DESKWING subscribers, the Company aims to increase revenues by beginning new businesses and to stabilize DESKWING revenues by lowering the DESKWING subscription cancellation rate.

(5)  Mid-long term business strategy

     The Company's vision is to become a "Total information technology partner for Japan's SMEs" by offering DESKWING and other IT products and services.

     In order to achieve the objective described in "(4) Objective management index" above, the Company has strengthened its marketing measures and will continue to introduce various products and services to address the needs of Japanese SMEs. The Company will continue to aim to stabilize profits by enhancing customer satisfaction and lowering DESKWING subscription cancellations. In its hosting business, the Company will continue to enhance customer satisfaction and reduce cancellations. The Company will continue to identify software products that meet customer needs and develop relationships with sales agents to effectively market these products. In its internet advertisement space business, the Company will focus on strengthening its products and services by developing relationships with partners who have established internet sites where advertisements may be placed. The Company established a wholly owned subsidiary in October 1, 2003 to strengthen its sales of Internet advertising space. Finally, the Company will aim to increase hardware sales by offering hardware products that meet customer needs.

(6)  Corporate governance

     The Company understands that corporate governance is crucial for maintaining transparency of management and focuses its corporate governance systems on its directors and corporate auditors.

     The board of directors is acts to resolve matters stipulated in Japanese laws and other important operational matters, and to oversee the Company's operations. Regular meetings of the board of directors are held once a month and extraordinary meetings are held at other times as necessary. The Company believes its practice of having four corporate auditors, all from outside the Company, and three directors, helps to maintain a sound audit structure. Corporate auditors and the Company hold no common interests.

                          [CORPORATE GOVERNANCE CHART]



(7) Basic policy regarding relations with affiliates (e.g., parent company, etc.)

     By utilizing the synergistic effects of working with its parent company, Hikari Tsushin, Inc. ("Hikari") and its group companies, the Company aims to promote efficient group management policies and share strategies among other group companies. The Company acts as the Hikari group's leading IT business and will continue to design and develop IT products and services, and to use group synergies where appropriate. The Hikari group has strong distribution channels to Japanese SMEs that may assist the Company to effectively market its products and services. In line with its policy of maintaining high standards for its human resources, the Company may employ workers who have been seconded from Hikari or the Hikari group.

(8)  Other important operational matters

     De-listing ADRs from Nasdaq and terminating ADR program.


     The economic environment in which the Company operates in general, and the Japanese economy in particular, has changed substantially since the Company publicly listed its shares in on the Nasdaq exchange in the United States. Since its listing on the Nasdaq exchange, the Company has shifted its focus from expansion to maintaining profitability. As announced in its press release of June 20, 2003, the Company's Board of Directors carefully considered the advantages and disadvantages of maintaining the Company's Nasdaq listing and its ADR program with the Bank of New York, including the fact that the Company has no current plan to expand its business into the United States, the significant costs associated with maintaining its Nasdaq listing and its ADR program with The Bank of New York, and the fact that as of

     May 31, 2003, only 4.61% of the Company's outstanding shares were held by U.S. persons. After consideration of these and other factors, the Board of Directors decided to de-list from Nasdaq effective November 24, 2003 and to terminate its ADR program on the same date. The Company will formally notify Nasdaq of its intent to delist its ADRs on November 21, 2003.

     Special cash dividends in connection with reduction of Capital

     At the extraordinary shareholders' meeting of July 31, 2003, shareholders approved the distribution to shareholders of special cash dividend in connection with the Company's capital reduction.

     As result of analyzing the future scope of the Company's business and other factors, the Company's board of directors has determined that it is in the shareholders' best interest that capital that is no longer necessary for the operation of the Company's business be distributed to shareholders.

     (a) Method of capital reduction: Capital reduction without retirement of shares

     (b)  Amount of capital to be reduced: 7,495,640,000 JPY

     (c)  Capital after reduction: 566,685,000 JPY

     (d) Method for reduction on capital reserve: Pay to shareholders by reduction of capital reserve.

     (e)  Amount of capital reserve to be reduced: 6,879,560,000 JPY

     (f)  Capital reserve after reduction: 465,101,736 JPY

     (f)  Total dividends to be paid: 14,375,200,000 JPY

     (h)  Schedule of Special cash dividends:

          Record date for holders entitled to the dividend: August 18, 2003

          Due date for opposition to be filed by creditors: September 8, 2003

          Effective date: September 9, 2003

Please refer to "4. Special descriptions concerning the business outline, etc." for details regarding litigation in the United States.

3.   BUSINESS OVERVIEW

(1)  Overview of business result (Oct. 1, 2002 to Sept. 30, 2003)

          The Japanese government has continued to implement various economic recovery plans and signs of economic recovery, such as increases in investment and stock prices, have begun to emerge. Nevertheless, many economic indicators, such as consumption, are still lackluster.

          While the Company and other internet hosting companies have benefited from the proliferation of high speed data delivery networks in Japan, such as ADSL and Optical Fiber, competition in the hosting industry has remained fierce.

          The Company has aimed to increase profits by stabilizing revenues from its core hosting business "DESKWING" and by strengthening new businesses. Since November 2002, the Company has aimed to decrease "DESKWING" subscribers cancellations and to stabilize profits by introducing several service plans that offer subscribers different subscription prices, and by introducing a special discount plan for subscribers who use the service over an extended period. From June to September 2003, the monthly subscription cancellation rate stabilized around 2 percent, down from 5 percent at the beginning of this fiscal year. The Company will continue to aim to stabilize income by increasing customer satisfaction and by reducing the subscriber cancellation rate.

          The Company began to design and sell software in February 2003, began its Internet advertising business in March 2003, and began its hardware sales business in September 2003. The Company attempts to effectively market these businesses to Japanese SMEs by receiving sales support from Hikari Tsushin, Inc.'s affiliated group companies.

          The Company reached a settlement agreement with the plaintiffs in its U.S. class action lawsuit. On June 6, 2003 (U.S. time), the Company entered into an agreement with the plaintiffs to settle all pending class actions for US$9,000,000. Out of US$9,000,000, US$6,625,000 is to be paid by the
     Company. The company has accounted for this payment in the current period as an extraordinary loss of JPY 782 million.

          Although the Company has realized profits from its new businesses, revenue in the current period declined to JPY1,768 million yen, down 39.9% from JPY2,939 million in FY2002 ("prior period) due mainly to a decline in the number of its DESKWING subscribers.

          Selling, general and administrative ("SG&A") expense was JPY507million in the current period, down 36.9% from JPY803 million in the prior period. The decrease in SG&A reflected a reduction in personnel expense in related to outsourcing, a reduction in research and development expense, and depreciation in connection with sales of assets. Because revenue from new business and the reduction in SG&A expense was not large enough to offset a decline in revenue from DESKWING, operating income in the current period was JPY611 million, down 59.4% from JPY1,505 million in the prior period.

          Ordinary income was JPY594 million in the current period, down 58.9% from JPY1,445 million in the prior period. Net loss in the current period was JPY232 million due to the payment by the Company of JPY782 million, accounted for as an extraordinary loss, in connection with the settlement of its U.S. class action lawsuit, as otherwise discussed herein.

(2)  Financial condition for first half of FY2003 (Oct. 1, 2002 through Sep. 30,
     2003)

          In the current period, the Company distributed a special dividend in connection with a capital reduction. After having considering factors including present business conditions, present and future expected size of its business, operational efficiencies, and after having included a "safety" margin, the Company concluded that it had an excessive amount of funds in comparison with the size of its business. Accordingly, the Company proposed to its shareholders that it distribute a special dividend in connection with a reduction of paid-in capital and additional paid-in capital of JPY14,375 million in September 9, 2003, an amount that the Company believed did not impact its ability to continue its business. Please see page 6 for detail of capital reduction.

          Net cash used in operating activity was JPY219 million due mainly to the Company's net loss, while net cash provided by investing activities was JPY109 million primarily attributable to proceeds from the sale of property and equipment. Net cash used in financing activities was JPY14,371 million due to the special dividend in connection with the capital reduction. As a result, net cash and cash equivalents at the end of current period was JPY1,931 million, down JPY14,480 million from the beginning of the current period.

[Trends of financial index]

                                                     FY2000           FY2001         FY2002         FY2003
                                                     ------           ------         ------         ------
Equity ratio                                          98.3%           98.6%           98.9%          63.3%
Equity ratio based on market value                    84.9%           32.1%           48.5%         121.7%
Number of years for debt redemption                      -               -               -              -
Interest coverage ratio                                  -               -               -              -

     Equity ratio: Shareholder's equity / Total assets

     Equity ratio based on market value: Total value of shares based on market value / Total assets

     Number of years for debt redemption: Interest-bearing debt / Net cash flows provided by operating activities

     Interest coverage ratio: Net cash flows provided by operating activities / Interest payment

1.   Each index is based on non-consolidated financial data.

2. The total value of shares based on market value is calculated by the price of share at the end of the period multiplied by the number of shares at the end of the period.

     3. Net cash flow provided by operating activities in non-consolidated financial statement is used in net cash flows provided by operating activities in the above calculation. Interest-bearing debt refers all the debts in the non-consolidated balance sheet that include interest payments as a liability. Interest refers to interest paid as stated in the non-consolidated cash flow statement.

     4. Number of yeas for debt redemption and interest coverage ratio are not stated because the Company does not have any interest-bearing debt or interest payments.

     (3) Business outlook for FY2004 (Oct. 1, 2003 through Sep. 30, 2004)

          The Company will continue to aim to provide various types of IT products and services to address the needs of Japanese SMEs. The Company also aims to increase its sales to Japanese SMEs by developing marketing channels to Japanese SMEs through its Hikari Tsushin group affiliates.

          The Company will continue to aim to stabilize profits in its core business by reducing DESKWING subscriber cancellations and by enhancing DESKWING customer satisfaction. The Company will continue to expand its software and hardware sales business by identifying new markets and promoting sales through sales agencies. In its internet advertising space sales business, the Company will aim to expand profits by working with more internet companies who provide internet sites and by promoting sales through Cyber Joy, Inc., a wholly owned subsidiary of the Company.

          By implementing these and other strategies, the Company forecasts total revenue of JPY1,500 million, ordinary income of JPY 200 million, and net income of JPY 180 million for the non-consolidated fiscal year ending September 30, 2004 in accordance with Japan GAAP.

          Since the Company established Cyber Joy, Inc., a wholly owned subsidiary, in October 1, 2003, the Company will prepare for consolidated financial statement. The Company forecasts for its consolidated earning projections are as follows:

2.   Consolidated earning projections for FY 2004(Oct.1, 2003 through Sep. 30,
     2004)

                                   Net Sales            Ordinary Income            Net Income
                               -----------------       -----------------        -----------------
                               (millions of yen)       (millions of yen)        (millions of yen)
     Interim                          720                     100                      90
     Annual                         1,550                     200                     180

     (Reference) Projected net income per share for FY 2004 (Consolidated) 17,530.19 yen

(Note) Earnings projections are based upon information currently available to us. Earnings projections involve a number of risks and uncertainties and our actual results could materially differ from earnings projections discussed in this result of business operations. Investors should not make investment decision based upon these earnings projections.

4.   SPECIAL DESCRIPTION CONCERNING THE BUSINESS OUTLINE, ETC.

[In the Japanese original, this section reported risk factors that have previously been reported by the Company in its most recent 20-F filing. The Risk Factors section of that most recent 20-F filing are herein incorporated by reference.]

2.   Financial Statement

     (1) Annual Balance Sheets
                                                                                                      (Thousands of Yen)
                                  Periods
                                                As of September 30, 2002         As of September 30, 2003
                                            -------------------------------- -------------------------------
                                                                                                                Increase
                                                                                                                  and
Accounts                                          Amounts              Ratio        Amounts           Period    decrease
--------                                    -----------------------    ----- ----------------------   ------    --------
                                                                         %                               %
       (Assets)
I       Current assets
     1. Cash on hand and in Banks                        16,411,288                       1,930,519
     2. Accounts receivable-trade                            22,898                         125,194
     3. Securities                                          200,787                         200,795
     4. Merchandise                                              --                           2,365
     5. Supplies                                                 43                              18
     6. Advances paid                                         7,336                          25,580
     7. Prepaid expense                                      12,956                           4,557
     8. Accounts receivable-others                           62,081                          18,738
     9. Official credit deposit         N3                       --                         782,081
    10. Other Currents assets                                 1,915                             645
    11. Allowance for doubtful
        accounts                                            (10,028)                         (9,264)
                                                       ------------                    ------------
        Total current assets                             16,709,279     98.7              3,081,232     98.5     (13,628,047)
II      Fixed assets
     1. Tangible fixed assets
       (1) Property                              6,334                           3,062
           Accumulated depreciation                663        5,670                614        2,447
                                            ----------                       ---------
       (2) Equipment                           397,544                          92,981
           Accumulated depreciation            226,394      171,149             68,261       24,719
                                            ---------- ------------          --------- ------------
        Total tangible assets                               176,819      1.0                 27,166      0.9        (149,653)
     2. Intangible fixed assets
        (1) Software                                         16,027                           7,148
        (2) Telephone rights                                  2,867                           1,200
                                                       ------------                    ------------
        Total intangible fixed
        assets                                               18,894      0.1                  8,348      0.2         (10,545)
     3. Investments and others
        (1) Investment security                                   1                               1
        (2) Investment in subsidiary    N4                       --                          10,000
        (3) Claim for banckrupcy                            260,844                         260,820
        (4) Guaranty deposits                                29,381                           2,289
        (5) Allowance for doubtful
            Accounts                                       (260,844)                       (260,820)
                                                       ------------                    ------------
            Total investments and
            others                                           29,382      0.2                 12,290      0.4         (17,091)
                                                       ------------                    ------------
            Total fixed assets                              225,096      1.3                 47,806      1.5        (177,290)
                                                       ------------                    ------------
            Total assets                                 16,934,376    100.0              3,129,038    100.0     (13,805,337)
                                                       ============                    ============

                                                                                                        (Thousands of yen)
                                    Period


                                                As of September 30, 2002         As of September 30, 2003
                                                --------------------------       -------------------------       Increase
                                                                                                                    and
Accounts                                           Amounts           Ratio          Amounts          Ratio        decrease
--------                                        -------------------  -----       ------------------  -----       ---------
                                                                      %                                 %
          (Liabilities)
I          Current
           liabilities
     1. Accounts payable-trade                               48,925                         135,062
     2. Accounts payable-other                               34,345                          44,270
     3. Accrued expense                                         389                           8,864
     4. Income taxes payable                                  3,653                           1,191
     5. Purchese taxes payable                               88,818                              --
     6. Advance recieved                                        827                           1,261
     7. Deposit recieved                                        946                           1,143
     8. Allowance for accured
        bonus                                                 7,014                           9,119
     9. Allowance for settlement of
        Litigation                                               --                         782,081
    10. Warrant                                               8,437                           8,437
    11. Others                                                  102                               5
                                                       ------------                    ------------
        Total current liabilities                           193,460      1.1                991,436     31.7        797,976
                                                       ------------                    ------------
        Total liabilities                                   193,460      1.1                991,436     31.7        797,976
                                                       ------------                    ------------
        (Shareholders' Equity)
I       Common stock                   N1                 8,060,325     47.6                     --       --
II      Additional
        paid-in capital                N2                 7,342,661     43.4                     --       --
III     Other surplus
        Retained earning                                  1,337,929                              --
                                                       ------------                    ------------
        Total other surplus                               1,337,929      7.9                     --       --
                                                       ------------                    ------------
        Total shareholders'
        equity                                           16,740,916     98.9                     --       --
                                                       ------------                    ------------
I       Common stock                   N1,5                      --       --                566,685     18.1
II      Capital surplus
        Additional paid-in
        capital                        N5                        --                         465,101
                                                       ------------                    ------------
        Total capital surplus                                    --       --                465,101     14.9
III     Earning surplus
        Retained earing                                          --                       1,105,815
                                                       ------------                    ------------
        Total earning surplus                                    --       --              1,105,815     35.3
                                                       ------------                    ------------
        Total shareholders'
        equity                                                   --       --              2,137,602     68.3
                                                       ------------                    ------------
        Total liabilities
        and shareholders' equity                         16,934,376    100.0              3,129,038    100.0   (13,805,337)
                                                       ============                    ============

(2) Annual Statement of Operations


                                                                                                        (Thousands of yen)
                               Periods

                                                     FY2002                           FY2003
                                            [  From Octber 1, 2001        [      From Octber 1, 2002
                                              To September 30, 2002     ]        To September 30, 2003      ]      Increase
                                        --------------------------------- -----------------------------------        and
Accounts                                          Amounts           Ratio            Amounts            Ratio     decrease
--------                                -------------------------   ----- --------------------------    -----     --------
                                                                      %                                   %
I     Net Sales
      1. Hosting                           2,935,878                          1,436,536
      2. Software                                 --                            167,014
      3. Internet
         advertising space                        --                            123,830
      4. Others                                3,929    2,939,808    100.0       40,783    1,768,165    100.0    (1,171,643)
                                        ------------                        -----------
II    Cost of Sales
      1. Hosting                             626,383                            432,766
      2. Software                                 --                             98,505
      3. Internet
         advertising space                        --                             86,709
      4. Others                                3,881      630,264     21.4       31,638      649,620     36.7        19,356
                                        ------------ ------------           ----------- ------------
      Gross profit                                      2,309,544     78.6                 1,118,544     63.3    (1,191,000)
III   Selling, General and
      Administrative Expense
      1. Sales consigned
         commision                               348                                 71
      2. Advertisement
         expense                               3,220                              3,595
      3. Bad debit expense                    41,181                              4,221
      4. Provision for doubtful
         accounts                              1,286                                919
      5. Derectors' remuneration              57,020                             60,551
      6. Salaries expense                    188,766                            131,248
      7. Legal walfare cost                   32,623                             19,864
      8. Bonus                                33,768                              5,003
      9. Provision for bonuse                  6,140                              9,119
     10. Recruting cost                        5,143                                 --
     11. Travelling and
         transportation expense                2,818                              2,303
     12. Commission paid                     164,877                            118,237
     13. Rent expense                         32,229                             17,493
     14. Depreciation                         48,201                             22,554
     15. Reserch and
         development cost         N1          51,031                                500
     16. Others                              134,937      803,594     27.4      111,623      507,307     28.7      (296,287)
                                        ------------ ------------           ----------- ------------
       Operating income                                 1,505,949     51.2                   611,237     34.6      (894,711)


                                                                                                        (Thousands of yen)
                               Periods

                                                     FY2002                           FY2003
                                            [  From Octber 1, 2001        [      From October 1, 2002
                                              To September 30, 2002     ]        To September 30, 2003      ]       Increase
                                        --------------------------------- -----------------------------------        and
Accounts                                          Amounts           Ratio            Amounts            Ratio     decrease
--------                                -------------------------   ----- --------------------------    -----     --------
                                                                      %                                   %
IV    Non-operationg Income
      1. Interest                                2,592                                340
      2. Securities interest                        90                                 10
      3. Loan interest                               5                                 --
      4. Foreign currency
         transaction gain                           --                                235
      5. Finance guide cost                         --                             12,924
      6. Miscellaneous income                      399      3,088     0.1           4,078     17,588      1.0       14,499
                                        --------------                    ---------------
V     Non-operating Expense
      1. Transfer to allowance
         for bad debit                           8,725                                320
      2. Depreciation                           27,109                              5,249
      3. Foreign currency
         transaction loss                        3,356                                 --
      4. Litigation cost
      5. Cost for special dividend              23,844                             23,907
         in connection with capital
         reduction                                  --                              4,412
      6. Miscellaneous loss                        157     63,192     2.1             158     34,048      2.0      (29,143)
                                        --------------  ---------         ---------------  ---------
      Ordinary income                                   1,445,845    49.2                    594,778     33.6     (851,067)
VI       Special Gain
      1. Profit on disposal of
         fixed assets                N2            956                             14,017
      2. Reversal of allowance for
         doubtful accounts                          --                              1,713
      3. Bad debt recoverd                          --                             11,201
      4. Gain on sale of
         investment securities                   9,975                                 --
      5. Gain on retirement of
         investment securities                  74,676     85,607     2.9              --     26,932      1.5      (58,675)
                                        --------------                    ---------------
VII   Special Losses
      1. Loss on sale of fixed
         assets                      N3          2,366                              4,417
      2. Loss on retirement of
         fixed assets                N4        112,358                             47,811
      3. Loss on retirement of                  42,656                                 --
         investment securities
      4. Cancelletion money          N5         28,632                                 --
      5. Head-office removal                        --                             18,303
         expense
      6. Provision for settlement
         of litigation                              --                            782,081
      7. Others                                  3,711    189,724     6.5              --    852,614     48.2      662,890
                                        --------------  ---------         ---------------  ---------
      Income before income taxes
      (Loss)                                            1,341,729    45.6                   (230,903)   (13.0)  (1,572,633)
      Corporate, inhabitants and
      enterprise taxes                                      3,800     0.1                      1,210      0.1
                                                        ---------                          ---------
      Net income (Loss)                                 1,337,929    45.5                   (232,113)   (13.1)  (1,570,043)

                                                                                                        (Thousands of yen)
                               Periods

                                                     FY2002                           FY2003
                                            [  From Octber 1, 2001        [      From October 1, 2002
                                              To September 30, 2002     ]        To September 30, 2003      ]     Increase
                                        --------------------------------- -----------------------------------        and
Accounts                                          Amounts           Ratio            Amounts            Ratio     decrease
--------                                -------------------------   ----- --------------------------    -----     --------
                                                                      %                                   %
      Retained earning at
      beginning of the period                                  --                          1,337,929
                                                        ---------                          ---------
      Reatined earning                                  1,337,929                          1,105,815
                                                        =========                          =========

(3) Annual Statement of Cash Flows

                                                                                                         (Thousands of Yen)

                                                               FY2002                      FY2003
                                                      [  From October 1, 2001    [   From October 1, 2002
                                                        To September 30, 2002   ]   To September 30, 2003   ]      Increase
                                                      --------------------------- ---------------------------         and
                     Accounts                                      Amounts                       Amounts           decrease
                     --------                         --------------------------- ---------------------------      --------
I Cash flows from operating activities
      1.  Income before income taxes(Loss)                             1,341,729                     (230,903)
      2.  Depreciation and amortization                                  120,025                       29,063
      3.  Amortization for security                                          476                          997
      4.  Increase (Decrease) in allowance
          for doubtful accounts                                           10,012                         (787)
      5.  Increase in allowance of
          Bonus                                                            7,014                        2,104
      6.  Increase in allowance for litigation
          settlement                                                          --                      782,081
      7.  Interest                                                        (2,688)                        (340)
      8.  Gain on sales of investment securities                          (9,975)                          --
      9.  Gain on retirement of investment
          securities                                                     (74,676)                          --
     10.  Loss on retirement of investment
          securities                                                      42,656                           --
     11.  Gain on sales of property and equipment                           (956)                     (14,017)
     12.  Loss on sales of property and equipment                          2,366                        4,417
     13.  Loss on disposals of property and
          equipment                                                      112,358                       47,811
     14.  Decrease (Increase) in accounts
          receivable-trade                                                14,676                     (102,295)
     15.  Increase in official credit deposit                                 --                     (782,081)
     16.  Decrease in account receivable-trade                           139,079                       42,909
     17.  Increase (Decrease) in other assets                            174,356                      (10,859)
     18.  Increase in accounts payable                                    32,547                       86,137
     19.  Decrease in other liabilities                                  (71,005)                     (70,501)
                                                      --------------------------- ---------------------------
             Subtotal                                                  1,837,997                     (216,263)      (2,054,260)
     20.  Interests received                                               2,446                          362
     21.  Income taxes paid                                                 (530)                      (3,292)
                                                      --------------------------- ---------------------------
          Net cash provided used in by
          operating activities                                         1,839,912                     (219,193)      (2,059,105)

II Cash flows from investing activities
      1.  Refunding of time deposit                                      215,000                      200,000
      2.  Deposit in time deposit                                       (215,000)                    (200,000)
      3.  Purchase of subsidiary securities                                   --                      (10,000)
      4.  Proceeds from sales of securities                              203,245                           --
      5.  Purchase of securities                                              (1)                          --
      6.  Proceeds from sales of property and
          equipment                                                        2,609                       97,545
      7.  Purchase of property and equipment                             (36,681)                      (4,006)
      8.  Proceeds from (Payment for) other
          investments                                                    (28,457)                      26,094
                                                      --------------------------- ---------------------------
          Net cash provided by investing
          activities                                                     140,714                     109,633           (31,081)
III Cash flows from financing activities
      1.  Proceeds from issuance of new shares                             2,250                       4,000
      2.  Payment for special dividend in
          connection with capital reduction                                   --                 (14,375,200)
                                                      --------------------------- ---------------------------

                                                                                                         (Thousands of Yen)

                                                               FY2002                      FY2003
                                                      [  From October 1, 2001     [  From October 1, 2002
                                                        To September 30, 2002   ]   To September 30, 2003   ]      Increase
                                                      --------------------------- ---------------------------         and
                     Accounts                                      Amounts                       Amounts           decrease
                     --------                         --------------------------- ---------------------------      --------
          Net cash provided by financing
          activities                                                        2,250                 (14,371,200)     (14,373,450)
                                                      --------------------------- ---------------------------
    Net increase (Decrease) in cash and cash
    equivalents                                                         1,982,877                 (14,480,760)     (16,249,372)
    Cash and cash equivalents at the beginning
    of the period                                                      14,429,198                  16,412,076
                                                      --------------------------- ---------------------------

   Cash and cash equivalents at the end of
   the period                                                          16,412,076                   1,931,315      (14,480,760)
                                                      =========================== ===========================

(4) Appropriation Statement(Sheme)

                                                                                            (Thousands of Yen)

                                    Period                     FY2002                      FY2003
                                                      [  From October 1, 2001    [   From October 1, 2002
                                                        To September 30, 2002   ]   To September 30, 2003   ]
                                                      --------------------------- ---------------------------
Accounts                                                         Amounts                     Amounts
--------                                              --------------------------- ---------------------------
I   Retained earning                                                    1,337,929                   1,105,815
II  Appropriation of retained earning                                          --                          --
                                                      --------------------------- ---------------------------
    Total appropriation of retained
    earning                                                                    --                          --
                                                      --------------------------- ---------------------------
II  Retained earning brought
    forward to the next fiscal
    year                                                                1,337,929                   1,105,815
                                                      =========================== ===========================

                                                                  17
Significant accounting policy

                     Periods                     FY 2002                                       FY 2003
                                 [            From Oct 1, 2001                   [        From Oct 1, 2002
  Items                                       To Sep. 30, 2002                 ]          To Sep. 30, 2003                         ]
-------------------------------- ----------------------------------------------- ---------------------------------------------------
1. Basis and metionds of         (1) Other securities                            (1) Other securities
   valuation of assets               No market quotation                             No market quotation
                                      Cost method based on average method              Same as left
                                                                                  2) Subsidiary shares
                                                                                       Cost method based on average method

                                 (2) Inventory                                   (2) Inventory
                                     1) Work in process                              1) Work in process
                                        Cost methond based on specific                  ----
                                        indentification method
                                    2)  Supplies                                     2) Supplies
                                        Last purchase method                              Same as left
                                                                                     3) Product
                                                                                         Cost method based on average method
------------------------------------------------------------------------------------------------------------------------------------
2. Depreciation and               (1) Property and quipment:                     (1) Property and quipment:
   amortization of                    Declining balance method                       Same as left
   fixed assets                       The estimated useful life and residual
                                      value are based upon the same criteria
                                      stipulated in the corporate income tax law.

                                  (2) Intangible fixed assets:                   (2) Intangible fixed assets:
                                      Software used for the Company's operation      Same as left
                                      is amortized by the straight-line method
                                      over the estimated useful life of 5 years.
------------------------------------------------------------------------------------------------------------------------------------
3. Basis for calculation of       (1) Allowance for doubtful accounts:           (1) Allowance for doubtful accounts:
   allowances                         Allowance for doubtful accounts is             Same as left
                                      provided based on past experience for
                                      normal receivables and on an estimate
                                      of the collectibility of receivables
                                      and on an estimate of the
                                      collectibility of receivables from         (2) Allowance for bonus
                                      companies in financial difficulty              Same as left

                                  (2) Allowance for bonus
                                      Accrued bonus is provided for the payment      (Additonal information)
                                      of employees' bonus based on estimated      The bonus payment period has been
                                      amounts of future payments attributed to    amended in the current period.  As a
                                      the current period.                         result, the allowance for bonus has
                                      (Additional information)                    increased by JPY 4,559 thousande.
                                      Due to the amendment of the regulation of   However, this is due to change in the
                                      employee compensations, it was unable       payment and allowance period, and has no
                                      to determine the amount of unpaid bonus     effect on earnings.
                                      at the end of this period. As a result,
                                      amount of unpaid bonus for the current
                                      period is recorded. Amount of unpaid
                                      bonus included in unpaid expense in end
                                      of previous fiscal year is 19,804
                                      thousand yen.

                                                                                  3) Allowance for settlement
                                                                                  The company has recorded the amount it
                                                                                  expects to pay for settlement of the class action
                                                                                  suit related to the Company's US public listing
                                                                                  on US Nasdaq.
                                                                                  (additional information)
                                                                                  The plaintiffs in the above action had sought
                                                                                  damages, costs and expenses of an unspecified
                                                                                  amount. The settlement agreement with the
                                                                                  Plaintiffs on June 6, 2003 permits the
                                                                                  Company to reasonably estimate the cost to
                                                                                  settle and bring to an end the litigation,
                                                                                  and accordingly recorded a settlement
                                                                                  allowace amount pursuant to the content of
                                                                                  the settlement agreement for the current
                                                                                  interim financial accounting period.
------------------------------------------------------------------------------------------------------------------------------------
4. Assets in quarterly            cash on hand, bank diposit withdrawn at
   statements of cash flow        any time, and short-term investment which               Same as left
                                  low risk, and with maturity within three
                                  months after acquisition of the securities.
------------------------------------------------------------------------------------------------------------------------------------

                     Periods                     FY 2002                                       FY 2003
                                 [           From Oct 1, 2001                    [            From Oct 1, 2002
  Items                                      To Sep. 30, 2002                  ]              To Sep. 30, 2003                     ]
-------------------------------- ----------------------------------------------- ---------------------------------------------------
5. Others                         Accounting for consumption taxes               (1) Accounting for consumption taxes
                                  Consumption taxes are excluded                             Same as left
                                  from transaction amounts.
                                                                                 (2) Accounting for Treasury Stock and reversal
                                                                                     of Additional Paid-in Capital and Legal
                                                                                     Reserve, etc. Since the current period,
                                                                                     the Company has adopted "Accounting
                                                                                     Standard for Treasury Stock and Reversal
                                                                                     of Additional Paid-in Capital and Legal
                                                                                     Reserve, etc" (Statement of Accounting
                                                                                     Board of Japan No. 1 issued on Feb. 21,
                                                                                     2002). There is no effect on gain and loss
                                                                                     due to this adoption. The capital section
                                                                                     of annual balance sheets, based on the
                                                                                     revision of the balance sheet rules.

                                                                                 (3) Accounting Standard for net income per
                                                                                     share.

                                                                                     Since the current period, the Company has
                                                                                     adopted "Accounting Standard for Net
                                                                                     Income per Share"

                                                                                     (Statement of Accounting Standard Board of
                                                                                     Japan No. 2, issued on Sept. 25, 2002) and
                                                                                     "The Guidance for Implementation of the
                                                                                     Accounting Standard for Net Income per Share"
                                                                                     (The guidance for implementation of statement
                                                                                     of Accounting Standard Board of Japan No. 4,
                                                                                     issued on Sept. 25, 2002). There is no effect
                                                                                     on per share information of FY 2002 by the
                                                                                     adoption of both rules.
------------------------------------------------------------------------------------------------------------------------------------

Change in presentation of financial statements

        FY 2002                                      FY 2003
   From Oct 1, 2001                              From Oct 1, 2002
  To Sep. 30, 2002                               To Sep. 30, 2003
-------------------------------- -----------------------------------------------
    "Bad debt expense," which
was included in "others" in
Selling General and
Administrative Expense until
previous period, is stated
separately because the amount
became above 5/100 of
Selling General and
Administrative Expense.
  "Bad debt expense" in previous
period is JPY 90,984 thousand.
--------------------------------------------------------------------------------

Note to financial statement

(For balance sheets)                                          (Thousands of Yen)


                   As of September 30, 2002                                       As of September 30, 2003
--------------------------------------------------------------- ---------------------------------------------------------------
N1  Number of shares authorized to be issued by the Company     N1 Number of shares authorized to be issued by the Company
    and total number of shares outstanding                         and total number of shares outstanding

    Number of shares authorized to be issued: 40,996 shares        Number of shares authorized to be issued: 40,996 shares

    Number of shares outstanding: 10,258 shares                    Number of shares outstanding: 10,268 shares
-------------------------------------------------------------------------------------------------------------------------------
N2 The entire elimination of accumulated deficit using
   paid-in capital and legal reserve

   The entire deficit recorded in the statutory book was
   eliminated against additional paid-in capital and legal                       ___________________________
   reserve, pursuant to the resolution of the ordinary general meeting of shareholders held on December 20, 2001.

       Additional paid-in capital: 12,071,575
       Legal reserve: 180
-------------------------------------------------------------------------------------------------------------------------------
                                                                N3 JPY 782,081 is on deposit in an escrow account pursuant
                   ____________________________                    to the settlement agreement re: the US class action related to the Company's public offering on the US NASDAQ.
-------------------------------------------------------------------------------------------------------------------------------
                   ____________________________                 N4 10,000 is additional paid-in-capital of subsidiary,
                                                                   Cyber Joy Inc., established on October 1, 2003.
-------------------------------------------------------------------------------------------------------------------------------
                                                                N5 Special dividend in connection with capital reduction

                                                                   Special dividend in connection with Capital reduction
                                                                   effective September 9, 2003 was resolved at the
                                                                   shareholders meeting of 31 July 2003, and the dividend has
                   ____________________________                    been paid September 30, 2003.
                                                                   Decrease in capital              7,495,640

                                                                   Decrease in capital reserve      6,879,560
                                                                                                   ----------
                                                                   Total amount of reduced capital 14,375,200
-------------------------------------------------------------------------------------------------------------------------------


(For statement of operation)                                  (Thousands of Yen)

                            FY2002                                                        FY2003
             [        From October 1, 2001                                [          From October 1, 2002
                     To September 30, 2002          ]                                To September 30, 2003            ]
--------------------------------------------------------------- ---------------------------------------------------------------
N1 The research and development cost contained in               N1 The research and development cost contained in
   administrative expenses                                         administrative expenses
                                                51,031                                                              500
-------------------------------------------------------------------------------------------------------------------------------
N2 Gain on disposal of fixed assets is as follows.              N2 Gain on disposal of fixed assets is as follows.
      Equipment: 956                                                  Equipment: 14,017
-------------------------------------------------------------------------------------------------------------------------------
N3 Loss on sale of fixed assets is as follows.                  N3 Loss on sale of fixed assets is as follows.
      Equipment: 2,366                                                Equipment: 4,417
-------------------------------------------------------------------------------------------------------------------------------
N4 Loss on retirement of fixed assets is as follows.            N4 Loss on retirement of fixed assets is as follows.
     Building                                   42,585                Building                                    4,766
     Equipments                                 31,298                Equipment                                  37,397
     Expense for restoring to original state    38,475                Software                                    4,628
                                               -------                Telepfone rights                            1,019
             Total                             112,358                                                           ------
                                                                          Total                                  47,811
-------------------------------------------------------------------------------------------------------------------------------
N5 Major components of agmt. termination charges
         Legal fees re: Intranets Co., Ltd.  JPY22,519                              _________________________
-------------------------------------------------------------------------------------------------------------------------------

(For statement of cash flows)                                 (Thousands of Yen)

                            FY2002                                                        FY2003
              [       From October 1, 2001                                [           From October 1, 2002
                     To September 30, 2002         ]                                 To September 30, 2003         ]
-------------------------------------------------------------   ---------------------------------------------------------------
The following is the relation between cash and cash             The following is the relation between cash and cash
equivalents at the end of the year and the items listed in      equivalents at the end of the year and the items listed in
balance sheets                                                  balance sheets
       Cash on hand and in banks              16,411,288              Cash on hand and in banks              1,930,519
       Time deposits with maturity more                               Time deposits with maturity
       than 3 months                            (200,000)             more than 3 months                      (200,000)
       Securities                                200,787              Securities                               200,795
                                              ----------                                                     ---------
       Cash and cash equivalents              16,412,076              Cash and cash equivalents              1,931,315
                                              ==========                                                     =========
-------------------------------------------------------------------------------------------------------------------------------

(For lease transaction)

                            FY2002                                                        FY2003
              [       From October 1, 2001                                [           From October 1, 2002
                     To September 30, 2002         ]                                 To September 30, 2003         ]
------------------------------------------------------------    ---------------------------------------------------------------
There are no significant transactions to be disclosed           Same as left
-------------------------------------------------------------------------------------------------------------------------------

(For securities)

1.   Other securities sold in FY2003                          (Thousands of Yen)

                                                            FY2002                                   FY2003
                                                     [From October 1, 2001                     [From October 1, 2002
                Categories                           To September 30, 2002]                    To September 30, 2003]
-------------------------------------------          ----------------------                    ----------------------
             Amount of sales                                 43,225                                     --
------------------------------------------------------------------------------------------------------------------------------
      Total amounts of gain on sales                          9,975                                     --
------------------------------------------------------------------------------------------------------------------------------
      Total amounts of loss on sales                            --                                      --
-------------------------------------------------------------------------------------------------------------------------------

2.   Carrying value of major securities whose fair value is not available
                                                              (Thousands of Yen)

                                                           FY2002                                    FY2003
             Categories                      Amount accounted in Balance sheets        Amounts accounted in Balance sheets
                                                (As of September 30, 2002)              (As of September 30, 2003)
-----------------------------------------    ----------------------------------        ----------------------------------------
Other securities
   Free Financial Founds                                               200,787                                     200,795
-------------------------------------------------------------------------------------------------------------------------------

(For derivative transaction)

     FY2002 (From October 1, 2001 To September 30, 2002)

          The Company does not engage in derivative transactions and threfore this item is not applicable.

     FY2003 (From October 1, 2003 To September 30, 2003)

          The Company does not engage in derivative transactions and threfore this item is not applicable.

(For retire allowance)

     FY2002 (From October 1, 2001 To September 30, 2002)

          No applicable.

     FY2003 (From October 1, 2003 To September 30, 2003)

          No applicable.

(Income and Loss in equity method)

     FY2002 (From October 1, 2001 To September 30, 2002)

          No applicable.

     FY2003 (From October 1, 2003 To September 30, 2003)

          No applicable.

(Trade with Related Parties)

     FY2002 (From October 1, 2001 To September 30, 2002)

          No applicable.

     FY2003 (From October 1, 2003 To September 30, 2003)

(1)  Main shareholder

                                                                    Connection detail
                                                                  ----------------------             Amount of
                               Capital                 Voting                             Content    transaction            Balance
                              (Million               right, own Interlocking Connection     of      (thousands             at end
Relation   Name     Address     yen)      Business     (owned)    director   on business   trade        yen)    Accounts  of period
------------------------------------------------------------------------------------------------------------------------------------
Parent    Hikari   Toshima-ku    53,284    Information (81.5%)    1 person      --       Payment of   81,155    account     13,684
Company   Tsushin,   Tokyo                 Technology                                    seconded               payable-
          Inc.                             Service                                       employees              other
                                           business                                      salary

                                                                                         Payment of   4,703       --           --
                                                                                         headquarter
                                                                                         relocation
                                                                                         cost
------------------------------------------------------------------------------------------------------------------------------------

Note: Above transaction amounts exclude tax, however, tax is included in balance at end of period for taxable transaction.

(Transaction condition and decision policy)

     Policy and condition is made by both parties concerns under the agreement

(2)  Fellow subsidary

                                                                    Connection detail
                                                                  ----------------------              Amount of
                               Capital                 Voting                             Content    transaction            Balance
                               (Million               right, own Interlocking Connection    of      (thousands             at end
Relation   Name      Address     yen)      Business    (owned)    director    on business   trade       yen)     Accounts  of period
------------------------------------------------------------------------------------------------------------------------------------
Subsidiary IE Group, Tokyo      1,822      Sales of       --         --          --       Sales of   139,843     Accounts    47,732
of parent   Inc.     Toshima-ku            office                                         Software               recivable-
 company                                   automation                                                            trade
                                           equipment
------------------------------------------------------------------------------------------------------------------------------------

Note: Above transaction amounts exclude tax, however, tax is included in balance at end of period for taxable transaction.

(Transaction condition and policy)

Policy and condition is made by both parties pursuant to mutual agreement

(Income per share information)

                                         [                   FY2002                                    FY2003
                                                     From October 1, 2001         [            From October 1, 2002
                                                   To September 30, 2002        ]              To September 30, 2003    ]
-------------------------------------------------------------------------------------------------------------------------
          Net assets per share                            1,631,986.38                              208,180.98

      Net Income per share - basic                          130,478.79                              (22,612.17)

     Net income per share - diluted                               --                                        --
                                                                                     Accounting Standard for Net Income
                                                                                     per Share. Since the current year,
                                                                                     the Company has adopted "Accounting
                                                                                     Standard for Net Income per Share"
                                                                                     (Statement of Accounting Standard
                                                                                     Board of Japan No.2, issued on Sept.
                                                                                     25, 2002) and "The Guidance for
                                                                                     Implementation of the Accounting
                                                                                     Standard for Net Income per Share"
                                                                                     (The guidance for implimentation of
                                                                                     statement of Accounting Standard
                                                                                     Boad of Jspan No.4, issued on Sept.
                                                                                     25, 2002). There is no effect on per
                                                                                     share information of the current
                                                                                     period and FY2002 by the adoption of
                                                                                     both rules.
-------------------------------------------------------------------------------------------------------------------------

(Note) 1. Net income per share - diluted for FY2002 is not stated because there is no premium on issuing stock subscription rights and for the current year is not stated because net loss was incurred.

       2. Net income per share - basic for the current year is calculated using the following base.

                                                           FY2002                                    FY2003
                 Items                       [         From October 1, 2001     [               From October 1, 2002
                                                      To September 30, 2002   ]                 To September 30, 2003      ]
-----------------------------------------------------------------------------------------------------------------------------
 Current net income (loss)
     (JPY million)                                            --                                      --
-----------------------------------------------------------------------------------------------------------------------------
 Amount not imputed to common
     shareholders (JPY million)                               --                                      --
-----------------------------------------------------------------------------------------------------------------------------
 Net earnings per common share for
     the current year (loss)
     (JPY million)                                            --                                      --
-----------------------------------------------------------------------------------------------------------------------------
 Average number of shares                                     --                                      --
-----------------------------------------------------------------------------------------------------------------------------
                                                                                  (Stock Option)
                                                                                  Resolution at Extraordinary Shareholders'
 Information of diluted shares, which                                             Meeting on May 31, 2000
 is not included in calculation of                                                Amounts Paid JPY 3 million
 net income per share - diluted for                                               (unsecured bonds with subscription rights)
 the current year due to no dilative                                              The 3rd unsecured bonds
 effect.                                                                          (with stock warrants)
                                                                                  Face amount: 1,687 million
-----------------------------------------------------------------------------------------------------------------------------


(Significant subsequent event)

     FY2002 (From October 1, 2001 To September 30, 2002)

          Not applicable.

     FY2003 (From October 1, 2003 To September 30, 2003)

          Not applicable.

(Change in Director)

     (1)  Change in representative director

             Not applicable.

     (2)  Change in other director

             Not applicable.

Shafe Harber

     This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These forward-looking statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent Form 20-F and other filings with the U.S. Securities and Exchange Commission and include, without limitation, (i) competition from other providers in the Japanese email and web-hosting market; (ii) Crayfish's limited operating history; (iii) failure to maintain the reliability and security of its services; (iv) Crayfish's ability to maintain and expand its customer base; (v) an unforeseen decline in earnings as a result of an unforeseen decline in Crayfish's customer base; (vi) an unforeseen change in the prices of the Company's services in response to changes in market demand for its services; (vii) an unforeseen decline in earnings as a result of corporate changes carried out by major shareholders of Crayfish;
(viii) an unforeseen change in the technology underlying its products and services; and (ix) market acceptance of new products and services.

The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

All figures are unaudited and prepared in accordance with accounting principles generally accepted in Japan for annual financial information.